UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 12, 2008



THE DAVEY TREE EXPERT COMPANY
(Exact name of registrant as specified in charter)

Ohio	000-11917	34-0176110
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

1500 North Mantua Street
P.O. Box 5193
Kent, Ohio 44240
(Address of principal executive offices) (Zip Code)

(330) 673-9511
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(b) Departure of a Director

Dr. Carol A. Cartwright notified the Chairman of the Board of Directors of The Davey Tree Expert Company (the "Company") that she had accepted a position to serve as President of Bowling Green State University. Given her existing commitments, plus the addition of her presidential responsibilities at Bowling Green State University, Dr. Cartwright indicated that the entirety of her professional responsibilities and work load would leave her with insufficient time to serve as a Director of the Company. In accordance with the Company's Board of Director Corporate Governance Guidelines, she tendered her conditional resignation from the Board on September 12, 2008. Dr. Cartwright requested, given her many professional commitments plus the addition of presidential responsibilities, that the Board accept her resignation. The Board of Directors, upon recommendation of the Corporate Governance Committee, decided to accept Dr. Cartwright's resignation from the Board, effective immediately.

(d) Appointment of New Directors

On September 12, 2008, the Board of Directors, upon recommendation of the Corporate Governance Committee, appointed Sandra W. Harbrecht and John E.Warfel as members of the Board, effective as of that day. Ms. Harbrecht fills Dr. Cartwright's vacant seat on the Board and Mr. Warfel fills a newly-added position. Ms. Harbrecht will be up for election at our annual shareholders meeting in 2011 and Mr Warfel will be up for election at our annual shareholders meeting in 2010. As of the date of this report, neither Ms. Harbrecht nor Mr. Warfel has been named to any committee of the Board. Neither Ms. Harbrecht nor Mr. Warfel was selected as a director pursuant to any arrangement or understanding with any other person, and neither have any reportable transactions under Item 404(a) of Regulation S-K.

Ms. Harbrecht and Mr. Warfel will receive the Company's standard compensation applicable to nonemployee directors.

Item 8.01 **Other Events.**

On September 12, 2008, the Board of Directors adopted a resolution effecting a two-for-one forward stock split of the Company's issued and outstanding common shares. The Company is not required to seek shareholder approval for a stock split and, at this time, there will not be an amendment to the Company's Articles of Incorporation. The forward stock split will be distributed to all shareholders of the Company of record as of September 27, 2008. The effective time of the forward stock split will be the open of business on October 1, 2008. All shareholders of the Company of record on the record date will receive one additional common share of the Company for every common share of the Company then owned. There will be no mandatory exchange of share certificates. The Company will distribute certificates representing the new shares.

In accordance with Rule 416 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the following registration statements filed by the Company under the Securities Act shall be deemed to register, in addition to the shares specifically included therein, such additional common shares of the Company issuable with respect to those shares pursuant to stock splits, stock dividends and similar transactions occurring after the effective date of such registration statements, including the two-for-one forward stock split payable on October 1, 2008: Registration Statements (File Nos. 33-59347; 333-24155; and 333-123767).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY TREE EXPERT COMPANY

By: /s/ David E. Adante

David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

Date: September 18, 2008